UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: October 29, 2003

By

"Jeannine P.M. Webb"

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-10 August 21, 2003	TSX Venture Exchange: CXP

FINANCING UPDATE

Canadian Empire Exploration Corp. (the "Company") advises that subsequent to an August 18, 2003 news release reporting the raising of $405,000 by way of non-brokered private placement, the Company has received additional subscriptions for five "Combined Units" for gross proceeds of $50,000.  Total proceeds from the offering will now be $455,000 and the offering is proceeding to close, subject to regulatory approval, in tranches as previously reported.

The Company has granted, subject to TSX Venture approval, incentive stock options to purchase up to 100,000 shares of the Company at a price of $0.15 per share for five years.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-11 September 5, 2003	TSX Venture Exchange: CXP

 $310,000 PRIVATE PLACEMENT OFFERING

Canadian Empire Exploration Corp. (the "Company") reports that it has arranged a non-brokered private placement with Contrarian Resource Fund 2003 No. 1 Limited Partnership for 2,000,000 flow-through common shares priced at $0.10 per share for proceeds of $200,000. The Company also plans to complete a non-brokered private placement of 300,000 flow-through common shares priced at $0.10 for proceeds of $30,000 and 800,000 non-flow-through units priced at $0.10 per unit for proceeds of $80,000. Each non-flow-through unit consisting of one common share and one 12-month non-transferable common share purchase warrant (the "Warrants"), with two Warrants allowing for the purchase of one additional common share at $0.10 per share.

Agents introducing arms-length purchasers under the offering will receive cash equal to 8% of the value of the gross proceeds received by the Company and 10% of the number of flow-through shares and non-flow-through units placed in the form of non-transferable share purchase warrants bearing the same terms and conditions as the Warrants.   The offering and payment of the fees are subject to regulatory approval.

The Company proposes to add the $230,000 flow-through funding from this offering to approximately $500,000 on hand for exploration drilling expenditures on the Big Bulk, Yukon Olympic, Hemlo West and additional exploration projects that the Company may acquire. Non-flow-through proceeds in the amount of $80,000 will be added to working capital.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-12 September 16, 2003	TSX Venture Exchange: CXP

$455,000 FINANCING CLOSED

Canadian Empire Exploration Corp. (the "Company") reports that subsequent to its August 18 and 21, 2003 news releases, it has closed a non-brokered private placement of 3,640,000 "Super Flow-Through" common shares at a price of $0.10 per share and 910,000 non-flow-through units priced at $0.10 per unit for total gross proceeds of $455,000.  In connection with the financing, the Company is issuing a total of 63,000 non-flow-through units and is making cash payments totaling $12,950 as finders’ fees.  Each non-flow-through unit consists of one common share and one common share purchase warrant, with two warrants allowing for the purchase of one additional common share at $0.10 per share for 12 months.  The offering and payment of the fees have received regulatory approval.  The shares and warrants are subject to a TSX Venture Exchange hold period and a hold period under Multilateral Instrument 45-102 expiring January 17, 2004.

The Company will add the $364,000 of flow-through funds to the approximately $340,000 flow-through funds on hand for exploration drilling expenditures. The gross non-flow-through portion of the offering provides an additional $91,000 to working capital.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-13 September 18, 2003	TSX Venture Exchange: CXP

REVISED PRIVATE PLACEMENT TERMS AND ADDITIONAL OFFERING

Canadian Empire Exploration Corp. (the "Company") reports that it has revised certain terms with respect to a $310,000 non-brokered private placement offering announced on September 5, 2003.

As previously reported, the terms for an offering of 2,300,000 flow-through common shares priced at $0.10 remain unchanged, with Contrarian Resource Fund 2003 No. 1 Limited Partnership subscribing to 2,000,000 flow-through common shares and certain individuals subscribing for up to 300,000 flow-through common shares.

The previously reported offering of 800,000 non-flow-through units priced at $0.10 per unit has been increased to up to 1,200,000 non-flow-through units, each non-flow-through unit now consisting of one common share and one non-transferable common share purchase warrant (the "Warrant"), with each Warrant allowing the purchase of one common share at $0.14 per share for one year.

In addition, the Company also plans to place up to $38,000 by way of Offering up to 76 Combined Units. Each Combined Unit, priced at $500.00 per Combined Unit, will be comprised of 4,000 flow-through common shares and 1,000 non-flow-through units. Each non-flow-through unit will consist of one common share and one Warrant.

The Company will pay a cash payment equal to 8% of the value of the gross proceeds received by the Company and 10% of the number of securities placed, in the form of non-transferable share purchase warrants bearing the same terms and conditions as the Warrants to qualified persons introducing arms-length purchasers under the offerings.   The offerings, which may close in tranches, and payment of the fees are subject to regulatory approval.

Completion of the offerings as described above will add flow-through proceeds in the amount of $260,400 to the Company’s flow-through exploration drilling budget. Non-flow-through funds in the amount of $127,600 will be added to working capital.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-14 September 26, 2003	TSX Venture Exchange: CXP

BIG BULK DRILLING RESULTS

Canadian Empire Exploration Corp. ("Canadian Empire") completed 1664 metres (5460 feet) of diamond drilling in 11 holes during the first phase of drilling on its Big Bulk copper-gold property located in the Kitsault region of northern British Columbia.

The presently defined 1250 metre long by 300 metre wide Big Bulk copper-gold zone was drill-tested with 8 holes drilled in three different sectional locations.  All holes intersected intervals of pyrite-chalcopyrite mineralization to an approximate depth of 200 metres.

The first 5 holes tested the "Bonnie Zone", an area where surface sampling returned 0.9% copper and 0.83 g/t gold over a 70-metre interval.  Results for the 3 best holes are reported:

Hole	Interval (m)			Assay
Number	From	To	Length	Au (g/t)	Cu (%)
BB03-01	8.84	21.03	12.19	0.41	0.68
BB03-02	11.89 142.95	33.22 195.99	21.33 53.03	0.58 0.20	0.79 0.31
BB03-03	5.79	33.22	27.43	0.42	0.64

Hole 6, drilled under an area of exposed copper mineralization 800 metres east of the Bonnie Zone, did not intersect significant copper-gold values.

Drill holes 7 and 8 were drilled 250 metres southwest of the Bonnie Zone.

Hole	Interval (m)			Assay
Number	From	To	Length	Au (g/t)	Cu (%)
BB03-07	11.89	21.03	9.14	0.18	0.45
BB03-08	85.04	91.14	6.10	0.22	0.47

Drill holes 9, 10 and 11 were drilled in the vicinity of a new discovery of visible gold within a quartz vein system located 400 metres southwest of the Bonnie Zone.  Although anomalous gold values were intersected, no economically significant assays were obtained.  The coarse-grain gold mineralization in quartz veins is hosted within the potassic core of an intensely altered hornblende-feldspar porphyry.  A detailed program of mapping, prospecting and sampling is warranted prior to the next round of drilling.

Wayne J. Roberts, P. Geo. and VP, Exploration of Canadian Empire, is the designated Qualified Person for the Big Bulk Project.  Mr. Roberts supervises drill hole planning, implementation and QC/QA programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  All analysis is performed by EcoTech Laboratories in Kamloops, B.C.

Canadian Empire may earn an 80% interest in the Big Bulk Property from Teck Cominco Limited  ("Teck Cominco") by making staged exploration expenditures of $800,000 by December 31, 2005 and then maintaining that interest by funding ongoing exploration through pre-feasibility. Teck Cominco may then back-in to an aggregate 60.8% interest in the project by funding a minimum of 200% of Canadian Empire’s prior expenditures and completing a feasibility study.

The Canadian Empire / Teck Cominco Advisory Committee will now review recommendations for ongoing exploration at Big Bulk as well as initiation of a 2003 drilling program on the Hemlo West Property in Ontario.  Technical due diligence is in progress with respect to the option of an additional drill-ready gold project in Ontario.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.